Mail Stop 4561

August 9, 2006

By U.S. Mail and Facsimile to (808) 537-8063

Mr. Richard C. Keene
Chief Financial Officer
Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 98613

> **Re:**   **Bank of Hawaii Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **File No. 001-06887**

Dear Mr. Keene:

We have reviewed your response filed on July 27, 2006, and we have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Allowance for Loan Loss, page 31

1. Please refer to prior comment 1 and address the following additional points:

    - Revise to discuss in more detail how a $1.2 million recovery in the second quarter of 2004 resulted in a $3.5 million return to income from the allowance for loan and lease losses (ALLL) and why it should not have been recognized in an earlier period.

- Revise to disclose in more detail why Ernst and Young advised the company to consider enhancements to the company's documentation and methodology for ALLL. Specifically describe the evaluation management performed, including how it differed from prior ALLL reviews, and how it resulted in a $6.5 million return to income from the ALLL. Also, discuss why the return to income should not have been recognized in an earlier period.

2. Please tell us the steps you performed in order to support the valuation of your aircraft lease as of December 31, 2004, which resulted in a $13 million charge-off in the third quarter of 2005. In your response, please provide us the following information:

   - The events which occurred between December 31, 2004 and September 30, 2005, to support the timing of the charge in the third quarter of 2005;

   - How you estimated the residual value of the aircrafts underlying the lease arrangements and how often this assessment was performed;

   - If no appraisal was obtained to support the valuation of the aircrafts, please tell us how you determined a valuation to be unnecessary;

   - The status of the lessee as of December 31, 2004, and as of the end of the first and second quarters of 2005; and,

   - Specifically how you considered the lessee's credit ratings, lease payment history, including quantification of the allowance that had been recognized in prior periods related to this lease arrangement.

                                    *   *   *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. In your response, please represent to us your intention to revise your future filings and provide us with drafts of your revised disclosures to be included in your future filings. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant